EXHIBIT 99.3

AGRIUM INC.

2014

AUDITED ANNUAL FINANCIAL

STATEMENTS AND NOTES

FINANCIAL STATEMENTS AND NOTES

FEBRUARY 24, 2015

88    AGRIUM 2014 ANNUAL REPORT

FINANCIAL REPORTING RESPONSIBILITIES

The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Company. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board, which describe the scope of their examination and express their opinion, are included in this annual report.

The Audit Committee of the Board, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (1992). Based on this evaluation, management concluded that as of December 31, 2014 the Company did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2014 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this 2014 Annual Report to Shareholders.

Chuck Magro	Steve Douglas
President & Chief Executive Officer	Senior Vice President &
Calgary, Canada	Chief Financial Officer
February 24, 2015

AGRIUM 2014 ANNUAL REPORT    89

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited Agrium Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework [1992] issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Agrium Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agrium Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework [1992] issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agrium Inc. as at December 31, 2014 and December 31, 2013, and the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and our report dated February 24, 2015 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants
February 24, 2015
Calgary, Canada

90    AGRIUM 2014 ANNUAL REPORT

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited the accompanying consolidated financial statements of Agrium Inc., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Agrium Inc. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agrium Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework [1992] issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of Agrium Inc.’s internal control over financial reporting.

Chartered Accountants
February 24, 2015
Calgary, Canada

AGRIUM 2014 ANNUAL REPORT    91

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,
(millions of U.S. dollars, except per share amounts)	2014	2013
Sales	16,042	15,727
Cost of product sold (note 4)	12,490	11,954
Gross profit	3,552	3,773
Expenses
Selling (note 4)	2,048	1,876
General and administrative (note 4)	349	329
Earnings from associates and joint ventures (note 13)	(23)	(68)
Purchase gain (note 2)	—	(257)
Goodwill impairment (note 12)	—	220
Other expenses (note 4)	18	43
Earnings before finance costs and income taxes	1,160	1,630
Finance costs related to long-term debt (note 5)	62	90
Other finance costs (note 5)	70	66
Earnings before income taxes	1,028	1,474
Income taxes (note 6)	230	394
Net earnings from continuing operations	798	1,080
Net loss from discontinued operations (note 3)	(78)	(17)
Net earnings	720	1,063
Attributable to:
Equity holders of Agrium	714	1,062
Non-controlling interest	6	1
Net earnings	720	1,063

Earnings per share attributable to equity holders of Agrium (note 7)
Basic and diluted earnings per share from continuing operations	5.51	7.31
Basic and diluted loss per share from discontinued operations	(0.54)	(0.11)
Basic and diluted earnings per share	4.97	7.20

See accompanying notes.

92    AGRIUM 2014 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31,
(millions of U.S. dollars)	2014	2013
Net earnings	720	1,063
Other comprehensive loss
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(36)	—
Deferred income taxes	9	—
Share of comprehensive loss of associates and joint ventures	(4)	(4)
Available for sale financial instruments
Losses	—	(8)
Foreign currency translation
Losses	(341)	(340)
	(372)	(352)
Items that will never be reclassified to earnings
Post-employment benefits
Actuarial (losses) gains	(31)	45
Deferred income taxes	9	(14)
	(22)	31
Other comprehensive loss	(394)	(321)
Comprehensive income	326	742
Attributable to:
Equity holders of Agrium	320	743
Non-controlling interest	6	(1)
Comprehensive income	326	742

See accompanying notes.

AGRIUM 2014 ANNUAL REPORT    93

CONSOLIDATED BALANCE SHEETS

	December 31,
(millions of U.S. dollars)	2014	2013
Assets
Current assets
Cash and cash equivalents (note 8)	848	801
Accounts receivable (note 9)	2,075	2,105
Income taxes receivable	138	78
Inventories (note 10)	3,505	3,413
Prepaid expenses and deposits	710	805
Other current assets (note 14)	122	104
Assets held for sale (note 3)	—	202
	7,398	7,508
Property, plant and equipment (note 11)	6,272	4,960
Intangibles (note 12)	695	738
Goodwill (note 12)	2,014	1,958
Investments in associates and joint ventures (note 13)	576	639
Other assets (note 14)	78	99
Deferred income tax assets (note 6)	75	75
	17,108	15,977
Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 15)	1,527	764
Accounts payable (note 16)	4,197	3,985
Income taxes payable	5	2
Current portion of long-term debt (note 15)	11	58
Current portion of other provisions (note 18)	113	112
Liabilities held for sale (note 3)	—	44
	5,853	4,965
Long-term debt (note 15)	3,559	3,066
Post-employment benefits (note 17)	151	135
Other provisions (note 18)	367	426
Other liabilities (note 19)	69	59
Deferred income tax liabilities (note 6)	422	530
	10,421	9,181
Shareholders’ equity
Share capital	1,821	1,820
Retained earnings	5,502	5,253
Accumulated other comprehensive loss	(643)	(279)
Equity holders of Agrium	6,680	6,794
Non-controlling interest	7	2
Total equity	6,687	6,796
	17,108	15,977

See accompanying notes

94    AGRIUM 2014 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,
(millions of U.S. dollars)	2014	2013
Operating
Net earnings from continuing operations	798	1,080
Adjustments for
Depreciation and amortization	550	472
Earnings from associates and joint ventures	(23)	(68)
Purchase gain	—	(257)
Goodwill impairment	—	220
Share-based payments	50	(7)
Unrealized gain on derivative financial instruments	(32)	(15)
Unrealized foreign exchange loss	56	—
Interest income	(83)	(76)
Finance costs	132	156
Income taxes	230	394
Other	20	30
Interest received	85	77
Interest paid	(105)	(140)
Income taxes paid	(320)	(663)
Dividends from associates and joint ventures	49	28
Net changes in non-cash working capital (note 8)	(95)	536
Cash provided by operating activities	1,312	1,767
Investing
Acquisitions, net of cash acquired	(179)	(64)
Acquisition of Viterra Inc.	—	1,260
Proceeds from disposal of discontinued operations	94	—
Capital expenditures	(2,021)	(1,755)
Capitalized borrowing costs	(111)	(61)
Purchase of investments	(116)	(171)
Proceeds from disposal of investments	123	82
Other	(20)	—
Net changes in non-cash working capital	162	28
Cash used in investing activities	(2,068)	(681)
Financing
Short-term debt	845	(511)
Long-term debt issued	512	1,010
Transaction costs on long-term debt	(8)	(14)
Repayment of long-term debt	(64)	(522)
Dividends paid	(430)	(334)
Shares issued	1	2
Shares repurchased	—	(498)
Cash provided by (used in) financing activities	856	(867)
Effect of exchange rate changes on cash and cash equivalents	(35)	(24)
Increase in cash and cash equivalents from continuing operations	65	195
Cash and cash equivalents used in discontinued operations (note 3)	(18)	(52)
Cash and cash equivalents – beginning of year	801	658
Cash and cash equivalents – end of year (note 8)	848	801

See accompanying notes.

AGRIUM 2014 ANNUAL REPORT    95

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Other comprehensive income
(millions of U.S. dollars, except share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Available for sale financial instruments	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2012	149	1,890	4,955	—	(3)	—	74	71	6,916	4	6,920
Net earnings	—	—	1,062	—	—	—	—	—	1,062	1	1,063
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	31	—	—	—	—	—	31	—	31
Other	—	—	—	—	(4)	(8)	(338)	(350)	(350)	(2)	(352)
Comprehensive income (loss), net of tax	—	—	1,093	—	(4)	(8)	(338)	(350)	743	(1)	742
Dividends	—	—	(367)	—	—	—	—	—	(367)	—	(367)
Non-controlling interest transactions	—	—	(2)	—	—	—	—	—	(2)	(1)	(3)
Shares repurchased	(5)	(72)	(426)	—	—	—	—	—	(498)	—	(498)
Share-based payment transactions	—	2	—	—	—	—	—	—	2	—	2
December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796
Net earnings	—	—	714	—	—	—	—	—	714	6	720
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(22)	—	—	—	—	—	(22)	—	(22)
Other	—	—	—	(27)	(4)	—	(341)	(372)	(372)	—	(372)
Comprehensive income (loss), net of tax	—	—	692	(27)	(4)	—	(341)	(372)	320	6	326
Dividends	—	—	(435)	—	—	—	—	—	(435)	—	(435)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Shares repurchased	—	—	—	—	—	—	—	—	—	—	—
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014		—	(8)	—	—	8	—	8	—	—	—
December 31, 2014	144	1,821	5,502	(27)	(11)	—	(605)	(643)	6,680	7	6,687

See accompanying notes.

96    AGRIUM 2014 ANNUAL REPORT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(millions of U.S. dollars unless otherwise stated)

1.    CORPORATE INFORMATION

CORPORATE INFORMATION

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two business units:

•	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:
–	North America, including the United States and Canada; and
–	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe producing, marketing and distributing crop nutrients and industrial products through the following businesses:
–	Nitrogen: Manufacturing in Alberta, Texas and Argentina;
–	Potash: Mining and processing in Saskatchewan;
–	Phosphate: Mining and production facilities in Alberta and Idaho;
–	Product purchased for resale: Marketing nutrient products from other suppliers in North and South America and Europe; and
–	Ammonium sulfate, ESN® and other: Producing blended crop nutrients and ESN®, (Environmentally Smart Nitrogen) polymer-coated nitrogen crop nutrients.

Additional information on our operating segments is included in note 25.

Principal subsidiaries, associates and joint ventures

	Relationship/ Ownership (%)	Location	Principal activity	Method of accounting
Agrium, a general partnership	Subsidiary, 100%	Canada	Manufacturer and distributor of crop nutrients	Consolidation
Agrium Europe S.A.	Subsidiary, 100%	Belgium	Distributor of crop nutrients	Consolidation
Agrium U.S. Inc.	Subsidiary, 100%	United States	Manufacturer and distributor of crop nutrients	Consolidation
Agroservicios Pampeanos S.A.	Subsidiary, 100%	Argentina	Crop input retailer	Consolidation
Crop Production Services, Inc.	Subsidiary, 100%	United States	Crop input retailer	Consolidation
Crop Production Services (Canada) Inc.	Subsidiary, 100%	Canada	Crop input retailer	Consolidation
Landmark Rural Operations Ltd.	Subsidiary, 100%	Australia	Crop input retailer	Consolidation
Loveland Products Inc.	Subsidiary, 100%	United States	Crop input developer and retailer	Consolidation
Misr Fertilizers Production Company S.A.E.	Associate, 26%	Egypt	Manufacturer and distributor of crop nutrients	Equity method
Profertil S.A.	Joint venture, 50%	Argentina	Manufacturer and distributor of crop nutrients	Equity method

AGRIUM 2014 ANNUAL REPORT    97

BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

We prepared these financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors of Agrium (“the Board”) approved these consolidated financial statements for issuance on February 24, 2015.

The presentation currency of these financial statements is U.S. dollars. We prepared the financial statements using the historical cost basis, with the exception of items that IFRS requires us to measure at fair value. Our significant accounting policies, judgments, assumptions and estimates are described in note 26.

2.    BUSINESS ACQUISITIONS

Provisional estimate of fair values of assets acquired and liabilities assumed in individually immaterial business acquisitions by the Retail business unit

Current assets	21
Property, plant and equipment	43
Intangibles (a)	55
Goodwill (b)	87
Current liabilities	(27)
Total consideration	179

(a)	Intangibles include customer relationships of $27-million and trade names of $4-million.
(b)	The full amount allocated to goodwill is deductible for income tax purposes.

On the above acquisitions, we recognized goodwill of $87-million arising primarily from the acquired workforce and estimated value of expected synergies between Agrium and the acquired operations. Acquisition costs of $1-million are included in other expenses. Sales for the period from the date of acquisition to December 31, 2014 were $61-million and are included in our consolidated statement of operations. If the acquisition had occurred on January 1, 2014, we estimate that our sales for the year ended December 31, 2014 would have been $192-million. Net earnings and proforma net earnings related to these acquisitions are not material.

In 2014, we increased our interest in Agricen LLC from 30 percent to 70 percent. Upon acquiring control of Agricen, we re-measured our previously held equity interest to fair value. The resulting gain of $9-million is included in other expenses. On this transaction we recognized goodwill of $82-million, which is included in the table above.

2013 – VITERRA INC.

We completed the acquisition of 100 percent of certain Canadian and Australian Agri-products assets of Viterra Inc. from Glencore International plc on October 1, 2013. In 2013, we recorded a purchase gain of $257-million for the excess of the fair value of the acquired net assets over the purchase price. We finalized the purchase price allocation for the acquisition in March 2014 without change to the fair values of assets acquired and liabilities assumed as disclosed at December 31, 2013.

3.    DISCONTINUED OPERATIONS

AGRIUM ADVANCED TECHNOLOGIES (“AAT”)

Discontinued operations consist of operations of the major businesses of our former Advanced Technologies business unit. During 2014, we completed the sale of the Turf and Ornamental business of AAT for $94-million. The remaining components of AAT ceased operations in 2014.

Discontinued operations

	2014	2013
Sales	251	307
Net loss, net of tax recovery of $28 (2013 – $6)	(78)	(17)
Cash used in operating activities	(18)	(52)

Net loss on discontinued operations is net of expenses of $301-million (2013 – $267-million) and includes loss on measurement of assets held for sale of $56-million (2013 – $63-million) and income tax recovery of $28-million (2013 – $6-million).

98    AGRIUM 2014 ANNUAL REPORT

4.    EXPENSES

We present expenses in our statements of operations by function. IFRS also requires us to provide information about expenses by nature.

Expenses by nature

	2014	2013
Decrease (increase) in finished goods inventory	73	(75)
Purchased and produced raw materials and product for resale	12,770	12,278
Rebates	(1,059)	(942)
Freight and distribution	479	449
Short-term employee benefits (a)	1,382	1,398
Post-employment benefits (b)	64	65
Share-based payments (c)	50	(7)
Depreciation of property, plant and equipment	423	373
Amortization of intangibles	127	95
Other depreciation and amortization	—	4
Operating leases	226	225
Other	352	296
	14,887	14,159
Classified as:
Cost of product sold	12,490	11,954
Selling	2,048	1,876
General and administrative	349	329
	14,887	14,159

Compensation of key management personnel included in the above:

(a)	2014 – $17-million (2013 – $16-million).
(b)	2014 – $2-million (2013 – $3-million).
(c)	2014 – $15-million (2013 – $(5)-million).

Other expenses

	2014	2013
Gain on commodity derivatives not designated as hedges (note 21)	(18)	(11)
Gain on foreign exchange derivatives not designated as hedges (note 21)	(92)	(5)
Foreign exchange loss	125	43
Interest income	(83)	(76)
Environmental remediation and asset retirement obligations	24	7
Bad debt expense	19	9
Potash profit and capital tax	10	21
Other	33	55
	18	43

AGRIUM 2014 ANNUAL REPORT    99

5.    FINANCE COSTS

Finance costs related to long-term debt

	2014	2013
Gross finance costs related to long-term debt	173	151
Less: Capitalized borrowing costs	111	61
	62	90

Capitalized borrowing costs primarily relate to the expansion of our Vanscoy potash and Borger nitrogen facilities, capitalized at a rate of 5 percent (2013 – 5 percent).

Other finance costs

	2014	2013
Accretion of environmental remediation and asset retirement obligations	12	11
Other interest expense	58	55
	70	66

6.    INCOME TAXES

Components of income taxes

	2014	2013
Current tax expense	266	511
Previously unrecognized tax assets	(10)	(6)
Current income taxes	256	505
Origination and reversal of temporary differences	6	(111)
Previously unrecognized tax assets	(32)	—
Deferred income taxes	(26)	(111)
	230	394
Reconciliation of statutory tax rate to effective tax rate
	2014	2013
Earnings before income taxes
Canada	266	789
Foreign	762	685
	1,028	1,474
Statutory rate (%)	26	26
Income taxes at statutory rate	264	378
Purchase gain	—	(68)
Goodwill impairment	—	66
Foreign currency gains (losses) relating to Canadian operations	1	(20)
Differences in foreign tax rates	25	42
Earnings from associates and joint ventures	(9)	(14)
Recognition of previously unrecognized tax assets	(42)	(6)
Other	(9)	16
Income taxes	230	394
Current
Canada	37	138
Foreign	219	367
	256	505
Deferred
Canada	19	(28)
Foreign	(45)	(83)
	(26)	(111)
	230	394

100    AGRIUM 2014 ANNUAL REPORT

Components of deferred income tax
	Components of deferred income tax liabilities (assets)		Components recognized in earnings		Components not recognized in earnings
	2014	2013	2014 (b)	2013	2014	2013
Receivables, inventories and accrued liabilities	(115)	(138)	20	(71)	3	(8)
Property, plant and equipment	457	457	26	64	(26)	7
Intangibles	138	173	(29)	(29)	(6)	35
Asset retirement and environmental remediation provisions	(145)	(156)	7	4	4	—
Deferred partnership income	119	187	(56)	(60)	(12)	(15)
Loss carry-forwards (a)	(59)	(66)	1	(11)	6	14
Other	(48)	(2)	(28)	(8)	(18)	19
Net deferred income tax liabilities (assets)	347	455	(59)	(111)	(49)	52
Deferred income tax assets	(75)	(75)
Deferred income tax liabilities	422	530
Net deferred income tax liabilities	347	455
(a)	Unused tax losses of $57-million (2013 – $58-million) expiring through 2034 (2013 – expiring through 2033) have not been recognized in the financial statements. We have recognized unused tax losses of $53-million (2013 – $51-million) as we expect that we will earn future taxable income in that tax jurisdiction in 2015 and following years, and the tax losses do not expire under current tax legislation.
(b)	Components recognized in continuing operations and discontinued operations.

7.    EARNINGS PER SHARE

Attributable to equity holders of Agrium
	2014	2013
Numerator
Net earnings from continuing operations	792	1,079
Net loss from discontinued operations	(78)	(17)
Net earnings	714	1,062
Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	144	148

AGRIUM 2014 ANNUAL REPORT    101

8.    CASH FLOW INFORMATION

Cash and cash equivalents
	December 31,
	2014	2013
Cash	787	763
Short-term investments (original maturity of three months or less)	61	38
	848	801

Net changes in non-cash operating working capital
	2014	2013
Accounts receivable	14	166
Inventories	(185)	46
Prepaid expenses and deposits	84	(34)
Accounts payable	(8)	358
	(95)	536
9. ACCOUNTS RECEIVABLE

	December 31,
	2014	2013
Trade accounts	1,849	1,948
Allowance for doubtful accounts	(79)	(78)
Rebates	188	170
Other non-trade accounts	58	33
Derivative financial instruments	33	1
Other taxes	26	31
	2,075	2,105
10. INVENTORIES

	December 31,
	2014	2013
Raw materials	409	409
Finished goods	346	419
Other product for resale (a)	2,750	2,585
	3,505	3,413
(a)	Includes biological assets of $35-million (2013 – $18-million) measured at fair value less costs of disposal, a level 3 measurement.

102    AGRIUM 2014 ANNUAL REPORT

11.  PROPERTY, PLANT AND EQUIPMENT

December 31, 2014
	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2013	140	1,313	3,650	2,460	157	7,720
Additions	4	14	510	1,563	16	2,107
Business acquisitions	1	11	31	—	—	43
Disposals	(3)	(8)	(134)	—	(2)	(147)
Transfers	—	41	170	(238)	27	—
Other adjustments	—	(1)	28	(52)	—	(25)
Foreign currency translation	(5)	(63)	(239)	(231)	(8)	(546)
December 31, 2014	137	1,307	4,016	3,502	190	9,152
Accumulated depreciation
December 31, 2013	—	(517)	(2,186)	—	(57)	(2,760)
Depreciation	—	(81)	(326)	—	(8)	(415)
Disposals	—	4	107	—	2	113
Other adjustments	—	2	11	—	—	13
Foreign currency translation	—	26	140	—	3	169
December 31, 2014	—	(566)	(2,254)	—	(60)	(2,880)
Net book value	137	741	1,762	3,502	130	6,272

December 31, 2013
	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2012	114	1,170	3,408	1,269	148	6,109
Additions	4	82	207	1,558	22	1,873
Business acquisitions	30	100	202	8	—	340
Disposals	(2)	(42)	(145)	—	(12)	(201)
Other adjustments (a)	(4)	38	140	(267)	4	(89)
Foreign currency translation	(2)	(35)	(162)	(108)	(5)	(312)
December 31, 2013	140	1,313	3,650	2,460	157	7,720
Accumulated depreciation
December 31, 2012	—	(484)	(2,078)	—	(63)	(2,625)
Depreciation	—	(91)	(284)	—	(9)	(384)
Disposals	—	34	63	—	12	109
Other adjustments (a)	—	8	18	—	—	26
Foreign currency translation	—	16	95	—	3	114
December 31, 2013	—	(517)	(2,186)	—	(57)	(2,760)
Net book value	140	796	1,464	2,460	100	4,960
(a)	Includes assets classified as held for sale with a net book value of $26-million.

AGRIUM 2014 ANNUAL REPORT    103

Depreciation of property, plant and equipment
	2014	2013
Cost of product sold	226	198
Selling	175	141
General and administrative	22	34
	423	373
Depreciation recorded in inventory	10	19

Turnaround costs included in machinery and equipment
	2014	2013
Cost
Balance, beginning of year	180	113
Additions	89	83
Retirements	(23)	(16)
Balance, end of year	246	180
Accumulated depreciation
Balance, beginning of year	(61)	(42)
Depreciation	(55)	(35)
Retirements	22	16
Balance, end of year	(94)	(61)
Net book value	152	119

Turnaround costs include replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts; assessment of production equipment; replacement of aged catalysts; new installation or recalibration of measurement and control devices; and other costs. We capitalize turnaround costs only if they meet the capitalization criteria of International Accounting Standard (“IAS”) 16.

12.  INTANGIBLES AND GOODWILL

December 31, 2014
	Trade names (a)	Customer relationships (b)	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2013	30	730	162	205	1,127	2,177
Additions	—	—	49	2	51	—
Business acquisitions	4	27	—	24	55	87
Disposals	—	—	(1)	—	(1)	—
Other adjustments	—	(3)	—	(1)	(4)	(14)
Foreign currency translation	(2)	(15)	(13)	(3)	(33)	(36)
December 31, 2014	32	739	197	227	1,195	2,214
Accumulated amortization and impairment losses
December 31, 2013	(3)	(241)	(48)	(97)	(389)	(219)
Amortization	(1)	(64)	(36)	(27)	(128)	—
Other adjustments	—	4	(1)	1	4	—
Foreign currency translation	—	4	7	2	13	19
December 31, 2014	(4)	(297)	(78)	(121)	(500)	(200)
Net book value	28	442	119	106	695	2,014
(a)	Trade names with a net book value of $20-million have indefinite useful lives for accounting purposes.
(b)	The remaining amortization period of customer relationships at December 31, 2014, is approximately nine years.

104    AGRIUM 2014 ANNUAL REPORT

December 31, 2013
	Trade names (a)	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2012	57	667	99	175	998	2,349
Additions	—	—	35	2	37	—
Business acquisitions	—	115	62	45	222	3
Disposals	—	—	(1)	(14)	(15)	—
Other adjustments (b)	(23)	(40)	(23)	(2)	(88)	(115)
Foreign currency translation	(4)	(12)	(10)	(1)	(27)	(60)
December 31, 2013	30	730	162	205	1,127	2,177
Accumulated amortization and impairment losses
December 31, 2012	(12)	(209)	(57)	(84)	(362)	—
Amortization	(2)	(59)	(16)	(25)	(102)	—
Impairment losses	—	—	—	—	—	(220)
Disposals	—	—	1	11	12	—
Other adjustments (b)	9	24	18	1	52	—
Foreign currency translation	2	3	6	—	11	1
December 31, 2013	(3)	(241)	(48)	(97)	(389)	(219)
Net book value	27	489	114	108	738	1,958
(a)	Trade names with a net book value of $22-million have indefinite useful lives for accounting purposes.
(b)	Includes assets classified as held for sale with a net book value of $91-million.

Amortization of finite-lived intangibles
	2014	2013
Cost of product sold	3	3
Selling	116	81
General and administrative	8	11
	127	95

GOODWILL IMPAIRMENT TESTING

In calculating the recoverable amount, we selected fair value less costs of disposal (“FVLCD”) methodology and incorporated assumptions that an independent market participant would apply. We adjust discount rates for each group of cash generating units (“CGU”) for the risk associated with achieving our forecasts and for the currency in which we expect to generate cash flows. FVLCD is a level 3 measurement. We use our market capitalization and comparative market multiples to corroborate discounted cash flow results.

Goodwill by cash generating unit
	December 31,
	2014	2013
Retail – North America	1,859	1,770
Retail – Australia	124	136
Other	31	52
	2,014	1,958

AGRIUM 2014 ANNUAL REPORT    105

The assumptions and other factors that have the greatest influence on our calculation of the recoverable amounts are:

•	Discount rate, based on a capital asset pricing model using observable market data inputs;

•	Long-term growth rate, which does not exceed the long-term projected growth rates for the relevant business unit, country or market in which the CGU or groups of CGUs operate;

•	Earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”), which is primarily driven by:
–	Sales growth rates, based on results over the past five years and our internal forecasts for the next five years;
–	Crop input price benchmarks, based on internal and external market information;
–	Profit margins, based on past experience and adjusted for expected changes; and
–	Operating costs as a percentage of gross profit.

•	Capital expenditures;

•	The interrelationships between sales, cost of product sold and working capital; and

•	Achievement of cost savings from acquisitions.

Retail – Australia assumptions used in impairment testing
Pre-tax discount rate (%)	10.7
Terminal growth rate per annum (%)	2.5
Excess of recoverable amount over carrying amount	61
Change that would result in carrying amount equal to recoverable amount
Increase in pre-tax discount rate (%)	0.8
Decrease in long-term growth rate (%)	(0.6)
Decrease in forecasted EBITDA growth over forecast period (%)	(1.8)

Key inputs to our test of Retail – North America included a pre-tax discount rate of 11.4 percent and a terminal growth rate per annum of 2.5 percent. We do not believe that a reasonably possible change in any assumptions used in our calculation of the recoverable amount of Retail – North America would result in a recoverable amount being equal to the carrying amount.

Our annual impairment tests of goodwill determined that impairment did not exist in 2014. In 2013, we recorded an impairment charge of $220-million for Retail – Australia.

13.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Investments in associates and joint ventures
	December 31,
	2014	2013
Investments in associates	338	367
Investments in joint ventures	238	272
	576	639

ASSOCIATES

Investments in associates
				December 31,
	Reporting period	Interest (%)	Location	2014	2013
Misr Fertilizers Production Company S.A.E. (“MOPCO”), a private nitrogen producer	September 30	26	Egypt	264	289
Agricen LLC (formerly Advanced Microbial Solutions, L.L.C.) (a)	November 30	30	U.S.	—	31
Other				74	47
				338	367
(a)	In 2014, we acquired an additional 40 percent equity interest in Agricen LLC. As a result, we have obtained control of and consolidated the entity.

106    AGRIUM 2014 ANNUAL REPORT

Future conditions, including conditions related to the fact that MOPCO operates in Egypt, which has been subject to political instability and civil unrest, may restrict our ability to obtain dividends from MOPCO.

We have representation on MOPCO’s Board of Directors as well as employees who participate in management decision-making. Accordingly, we maintain significant influence over MOPCO. We record our share of the earnings of MOPCO on a one-quarter lag because financial statements of MOPCO are not available on the date of issuance of our financial statements. We adjust for the effects of any significant unrecorded transactions or events between the period-end date of MOPCO and our fiscal year end date.

Summarized financial information of MOPCO
	December 31,
	2014	2013
Current assets	72	142
Non-current assets	1,706	1,673
	1,778	1,815
Current liabilities	214	116
Non-current liabilities	773	826
	987	942
Net assets of MOPCO	791	873
Proportionate ownership interest in MOPCO	206	227
Unamortized purchase price adjustment	58	62
Carrying amount of interest in MOPCO	264	289

	2014	2013
Sales	155	258
Net earnings	10	78
Total comprehensive income	10	78
Proportionate share of MOPCO income	3	20
Purchase price adjustment amortization	(4)	(3)
(Loss) earnings from MOPCO	(1)	17

We own a one-third interest in Canpotex Limited, which exports the portion of our produced potash that Canpotex sells outside of Canada and the United States. Canpotex is an industry association owned equally by us and two other producers of potash in Canada. We have significant influence through our ability to appoint directors to the board of Canpotex. We account for our investment based on our economic interest of approximately 8 percent, which is our allocation of production capacity among the members of the association.

We are contractually obligated to reimburse Canpotex for our 8 percent share of any operating losses or other liabilities incurred by Canpotex. We believe that the probability of conditions arising that would trigger this guarantee is remote. Reimbursements, if any, are made from reductions of our cash receipts from Canpotex.

JOINT VENTURES

Investments in joint ventures
	Reporting period	Interest (%)	Location	December 31,
				2014	2013
Profertil S.A. (“Profertil”)	December 31	50	Argentina	234	268
Other				4	4
				238	272

We have a 50 percent ownership interest in Profertil (a joint venture with YPF S.A. (“YPF”)), a corporation based in Argentina. Profertil is a producer and wholesale distributor of nitrogen crop nutrients. A contractual agreement between Agrium and YPF establishes joint control over Profertil and provides us with 50 percent of the voting rights. The Central Bank of Argentina has imposed restrictions on allowing U.S. dollar funds to leave Argentina in the form of dividends or loan payments. Profertil has declared dividends to us that we have loaned back to the joint venture. The loans, which are unsecured and due in 2016, total $89-million (2013 – $102-million) of which $76-million bears interest at 4.6 percent. We received $44-million of cash dividends during 2014 (2013 – $23-million).

AGRIUM 2014 ANNUAL REPORT    107

Summarized financial information of Profertil
	December 31,
	2014	2013
Current assets (a)	226	302
Non-current assets	630	545
	856	847
Current liabilities (b)	228	334
Non-current liabilities (c)	308	181
	536	515
Net assets of Profertil	320	332
Proportionate share of net assets of Profertil	160	166
Elimination of unrealized profit	(1)	(1)
Loans and accrued interest (d)	76	102
Other	(1)	1
Carrying amount of interest in Profertil	234	268
(a)	Includes cash and cash equivalents of $106-million (December 31, 2013 – $138-million).
(b)	Includes current financial liabilities (excluding trade and other payables and provisions) of $70-million (December 31, 2013 – $108-million).
(c)	Includes non-current financial liabilities (excluding trade and other payables and provisions) of $220-million (December 31, 2013 – $89-million).
(d)	Dividends receivable of $13-million (2013 – nil) are included in accounts receivable.

	2014	2013
Sales	469	561
Depreciation and amortization	30	32
Interest expense	7	1
Income taxes	42	73
Net earnings	37	85
Total comprehensive income	37	85
Proportionate share of Profertil income	18	43
Dividends received from Profertil	44	23

Summarized financial information of associates and joint ventures represents amounts that investees have recorded in their financial statements, adjusted for any fair value adjustments at acquisition and for differences in accounting policies.

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

	2014	2013
For the year ended December 31,
Sales to Canpotex	180	236
Purchases from MOPCO	25	46
Purchases from Profertil	67	78
As at December 31,
Amounts owed to Profertil	4	17

108    AGRIUM 2014 ANNUAL REPORT

14.  OTHER ASSETS

Other current assets
	December 31,
	2014	2013
Other financial assets
Marketable securities (a)	94	104
Other	28	—
	122	104

Other assets
	December 31,
	2014	2013
Other financial assets
Investments	4	12
Receivables (b)	65	62
	69	74
Other non-financial assets	9	25
	78	99
(a)	Comprised primarily of U.S. equities (16 percent), U.S. Government debt (28 percent), U.S. corporate debt (37 percent), international corporate debt (7 percent) and Canadian corporate debt (6 percent). All securities are rated as investment grade or higher and are capable of liquidation within five trading days.
(b)	Unsecured term loan receivable bearing interest at 3.4 percent per annum, repayable $11-million annually until 2020.

15.  DEBT

			December 31,
			2014	2013
	Maturity	Rate (%) (a)	Utilized	Utilized
Short-term debt
Commercial paper (b)	2015	0.47	1,117	503
Credit facilities (c)(d)		2.81	410	261
			1,527	764
Long-term debt
Floating rate bank loans	2015		11	62
Fixed rate bank loans	2016		12	—
7.7% debentures (e)	2017		100	100
6.75% debentures (e)	2019		500	500
3.15% debentures (e)	2022		500	500
3.5% debentures (e)	2023		500	500
7.8% debentures (e)	2027		125	125
7.125% debentures (e)	2036		300	300
6.125% debentures (e)	2041		500	500
4.9% debentures (e)	2043		500	500
5.25% debentures (e)	2045		500	—
Other			64	73
			3,612	3,160
Unamortized transaction costs			(42)	(36)
Current portion of long-term debt			(11)	(58)
			3,559	3,066
(a)	Weighted average rates at December 31, 2014.
(b)	Program maximum U.S. $2.5-billion. Amounts borrowed under the commercial paper program reduce our borrowing capacity under the multi-jurisdictional facility.
(c)	Short-term debt is unsecured and consists of U.S. dollar-denominated debt of $274-million, euro-denominated debt of $109-million and other debt of $27-million (2013 – $52-million, $180-million and $29-million).
(d)	Total capacity available on our multi-jurisdictional revolving credit facility, which expires in 2019, is $2.5-billion.
(e)	Debentures have various provisions that allow redemption prior to maturity, at our option, at specified prices.

AGRIUM 2014 ANNUAL REPORT    109

Debt capacity available
December 31,
2014
Multi-jurisdictional facility	2,500
European facilities	242
South American facilities	125
Australian facilities	22
2,889
Short-term debt drawn	(1,527)
Letters of credit issued	(1)
Debt capacity available	1,361

16.  ACCOUNTS PAYABLE

	December 31,
	2014	2013
Trade	1,470	1,418
Customer prepayments	1,505	1,420
Accrued liabilities	921	838
Other taxes	25	33
Accrued interest	53	48
Dividends	112	108
Derivative financial instruments	18	2
Share-based payments	93	118
	4,197	3,985

17.  POST-EMPLOYMENT BENEFITS

	December 31,
	2014	2013
Defined benefit pension plan obligations	73	66
Other post-employment benefit plan obligations	78	69
	151	135

Agrium’s defined benefit pension plans provide pension benefits at retirement based on years of service and final average salary contributions. We sponsor post-employment pension and medical plans subject to broadly similar regulatory frameworks in Canada and the United States. For funded plans, we contribute to trustee-administered plans that are legally separate from Agrium. Regulations in each country govern the administration of assets that we hold in trust for the plans. We are responsible for governance, which includes oversight of all aspects of the plans, including investment and contribution decisions. Our pension committee assists in managing the plans, including the appointment of independent trustees, actuaries and investment professionals. Fewer than 15 percent of our employees are members of defined benefit pension plans. Entitlement to benefits is generally conditional on the employee remaining in service for a minimum period or reaching a specified age. We engage a qualified actuary to perform calculations of our net benefit obligations using the projected unit credit method.

Post-employment benefit plans expose us to actuarial risks such as longevity risk, interest rate risk and market (investment) risk. We fund the cost of the registered and qualified defined benefit pension plans based on minimum statutory requirements. Our contributions include the cost of any current year accrual and any amortized payments relating to past service. We have the right to increase contributions beyond the minimum requirement. We do not fund the majority of pension obligations for executive plans. Employees cannot contribute to the defined benefit pension plans. The estimated contribution to fund our defined benefit plans for 2015 is $8-million.

110    AGRIUM 2014 ANNUAL REPORT

Continuity of plan assets and obligations
	Defined benefit pension plans		Other post-employment benefit plans
	2014	2013	2014	2013
Change in plan obligations
Balance, beginning of year	324	302	69	77
Obligations associated with business acquisitions	—	44	—	—
Foreign currency translation on Canadian obligations	(19)	(12)	(4)	(4)
Employee contributions	—	—	1	1
Interest cost	14	12	3	3
Service cost	6	8	3	3
Actuarial (gain) loss arising from liability experience adjustments	(2)	5	—	—
Actuarial loss (gain) arising from changes in demographic assumptions	10	7	(2)	2
Actuarial loss (gain) arising from changes in financial assumptions	38	(31)	11	(10)
Benefits paid	(17)	(11)	(3)	(3)
Balance, end of year	354	324	78	69
Arising from:
Funded plans	299	272	—	—
Unfunded plans	55	52	78	69
	354	324	78	69
Change in plan assets
Fair value, beginning of year	258	195	—	—
Assets associated with business acquisitions	—	43	—	—
Foreign currency translation on Canadian assets	(14)	(7)	—	—
Return on plan assets – interest	11	8	—	—
Return on plan assets – excluding interest	24	18	—	—
Employer contributions	16	13	—	—
Employee contributions	—	—	1	1
Benefits paid	(14)	(12)	(1)	(1)
Fair value, end of year	281	258	—	—
Unfunded status and provision for post-employment benefits	73	66	78	69
Present value of defined benefit obligation	432	393
Fair value of plan assets	281	258
Deficit in the plans	151	135

AGRIUM 2014 ANNUAL REPORT    111

Actuarial calculations of expense
	2014	2013
Defined benefit pension plans
Service cost for benefits earned during the year	6	8
Interest cost on accrued benefit obligations	3	5
Expected return on plan assets	—	(1)
Net amortization and deferral	—	2
Other	1	—
Net expense	10	14
Other post-employment benefit plans
Service cost for benefits earned during the year	3	3
Interest cost on accrued benefit obligations	3	3
Net expense	6	6
Defined contribution pension plans	57	56
Total expense	73	76

Expense line items
	2014	2013
Cost of product sold	38	39
General and administrative	26	26
Other expenses	3	6
Other finance costs	6	5
	73	76

Actuarial loss (gain) recognized in other comprehensive income
	2014	2013
Cumulative balance, beginning of year	42	87
Actuarial loss (gain) recognized during the year	31	(45)
Cumulative balance, end of year	73	42

ASSUMPTIONS AND SENSITIVITIES

Actuarial assumptions (percent)
	Future benefits obligation		Future benefits expense
(expressed as weighted averages)	2014	2013	2014	2013
Defined benefit pension plans
Discount rate	4	5	5	4
Expected long-term rate of return on assets	N/A	N/A	6	6
Rate of increase in compensation levels	3	4	4	4
Other post-employment benefit plans
Discount rate	4	5	5	4

We base the rate used to discount liabilities on high-quality (minimum rating of AA) fixed income investments with cash flows that match the currency, timing and amount of the expected cash flows of the plans. We base the expected long-term rate of return on assets on long-term expectations of inflation, along with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plans. We base expectations of real returns and inflation on a combination of current market conditions, historical capital market data and future expectations. We base assumptions about life expectancy on actuarial mortality tables published in Canada and the United States.

112    AGRIUM 2014 ANNUAL REPORT

Assumed and ultimate health care cost trend rates
	2014	2013
Health care cost trend rate assumed for the next fiscal year (%)	7	7
Ultimate health care cost trend rate (%)	5	5
Fiscal year the rate reaches the ultimate trend rate	2021	2018

Mortality assumptions per latest available standard mortality tables
	2014	2013
Average life expectancy – currently aged 65 years (2013 – 65 years)
Male	22	21
Female	24	23

Sensitivity analysis
	Defined benefit obligation
	Increase	Decrease
Discount rate – impact of 1% movement	(59)	72
Health care cost trend rate – impact of 1% movement	12	(9)
Longevity – impact of one year increase in life expectancy	11	N/A
Per capita claims cost – impact of 1% movement	1	(1)

Duration of benefit obligation (years)
	2014	2013
Active members	18	17
Retired members	11	10
Average duration of the benefit obligation	14	13

ASSET ALLOCATION AND INVESTMENT STRATEGY

Our investment objective for our defined benefit plans is to maximize long-term return on plan assets using a mix of equities and fixed income investments while managing an appropriate level of risk. It is our policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. We may use derivative financial instruments to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure and reduce risk. We do not use derivative financial instruments to create exposures to securities that our investment policy would not permit.

Defined benefit plans – asset allocation
	Target allocation	Plan assets
Asset categories (percent)	2015	2014	2013
Equity securities	54
Canadian equity funds		15	21
U.S. equity funds		24	23
International equity funds		13	12
Emerging market equity funds		3	3
Debt securities	44
Canadian debt securities		31	28
U.S. debt securities		12	11
Cash and other	2	2	2

Defined benefit plans – effective date of most recent valuation for funding purposes
	Current effective date	Next required date
Canadian plans	December 31, 2011	December 31, 2014
	December 31, 2013	December 31, 2016
U.S. plans	January 1, 2014	January 1, 2015

AGRIUM 2014 ANNUAL REPORT    113

18.  OTHER PROVISIONS

December 31, 2014
	Environmental remediation (a)	Asset retirement (b)	Litigation	Total
December 31, 2013	165	314	59	538
Additional provisions or changes in estimates (note 23)	29	(33)	16	12
Draw-downs	(22)	(12)	(18)	(52)
Reversals	—	(1)	(16)	(17)
Accretion	3	9	—	12
Other adjustments	(1)	5	—	4
Foreign currency translation	(5)	(11)	(1)	(17)
December 31, 2014	169	271	40	480
Current portion	59	14	40	113
Non-current portion	110	257	—	367
	169	271	40	480
(a)	We estimate that we will settle our environmental remediation liabilities between 2015 and 2038. We discount obligations using rates ranging from 0.65 percent to 4.19 percent (2013 – 0.65 percent to 4.50 percent). Provisions include $44-million for our Idaho phosphate mining and processing sites. No individual site provision is material.
(b)	Mining, extraction, processing and distribution activities result in asset retirement obligations in the normal course of operations. Obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. We expect to incur expenditures for the obligations over the next 40 years with the exception of those for our potash operations, which we expect to occur after 100 years. Timing of expenditures depends on a number of factors, such as the life and nature of the asset, legal requirements and technology. We estimate obligations using discount rates ranging from 1.57 percent to 4.55 percent (2013 – 1.57 percent to 4.55 percent). Provisions include $128-million for our Idaho phosphate mining and processing sites. No other site provision is material.

19.  OTHER LIABILITIES

	December 31,
	2014	2013
Other financial liabilities
Derivative financial instruments	22	—
Other	17	24
	39	24
Other non-financial liabilities
Share-based payments	30	35
	69	59

20.  SHARE-BASED PAYMENTS

Plan features
Form of payment	Eligibility	Granted	Vesting period	Term	Settlement
Stock Options and Tandem Stock Appreciation Rights (“TSARs”)	Officers and employees	Annually	25% per year over four years	10 years	Cash or shares at holder’s discretion

Stock Appreciation Rights (“SARs”)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSUs”)	Executive officers and other eligible employees	Annually	On the third anniversary of the grant date	N/A	Cash

Director Deferred Share Units (“DSUs”)	Directors	At the discretion of the Board of Directors	Fully vested upon grant	N/A	In cash on director’s departure from the Board

114    AGRIUM 2014 ANNUAL REPORT

We grant stock-based compensation to employees and directors under our Stock Option Plan in accordance with our compensation policies. Cash settlement of TSARs and SARs allows a holder to choose to receive the price of our shares on the NYSE on the date of exercise in excess of the exercise price of the right. Our past experience and future expectation is that substantially all option holders will elect to exercise their options as a SAR, surrendering their options and receiving settlement in cash.

Each PSU confers a right to receive a cash payment of the fair market value of a common share of Agrium at the vesting date. Holders of all forms of share-based payments are entitled to the value of dividends paid on common shares in the form of additional rights or units. The Board may grant DSUs to non-executive directors, and directors may elect to receive a portion or all of their director’s fees in DSUs.

STOCK OPTION AND STOCK APPRECIATION RIGHTS PLANS

Stock option and SAR activity (number of units in thousands; weighted average price in U.S. dollars)
	2014		2013
	Units	Exercise price	Units	Exercise price
Outstanding, beginning of year	2,592	65.62	2,529	53.45
Granted	582	90.53	518	101.17
Forfeited	(44)	95.37	(18)	99.98
Exercised	(940)	41.23	(427)	34.68
Expired	(5)	98.96	(10)	86.72
Outstanding, end of year (a)	2,185	82.06	2,592	65.62
Exercisable, end of year	1,204	73.05	1,890	55.22
Maximum available for future grants, end of year	5,208		783
Cash received from equity-settled awards		1		2
Weighted average fair value of outstanding		33.42		40.26
Weighted average share price at exercise date		96.39		99.55
(a)	Includes 1.694 million options with attached stock appreciation rights (2013 – 2.183 million).

Stock options and SARs outstanding
(number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)
At December 31, 2014	Options outstanding			Options exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than $68.65	4	482	49.13	482	49.13
$68.66 to $88.80	5	474	82.75	359	80.99
$88.81 to $90.83	9	564	90.53	1	89.33
$90.84 to $97.64	5	190	91.14	151	91.14
$97.65 to $103.45	7	475	101.17	211	101.15
	6	2,185	82.06	1,204	73.05

PERFORMANCE SHARE UNITS

PSUs vest based on total shareholder return over a three-year performance cycle, compared to the average quarterly total shareholder return of a peer group of companies over the same period. We base the value of each PSU granted on the average closing price of our common shares on the NYSE during the last five days of the three-year cycle.

PSU activity (number of units in thousands)
	2014	2013
Outstanding, beginning of year	629	601
Granted	254	237
Forfeited	(86)	(46)
Exercised	(174)	(163)
Outstanding, end of year	623	629
Weighted average fair value of outstanding	97.81	72.72

AGRIUM 2014 ANNUAL REPORT    115

OTHER INFORMATION

Compensation expense (recovery) by plan
	2014	2013
Stock options and TSARs	18	(11)
SARs	3	(3)
PSUs	24	5
DSUs	5	2
	50	(7)

Liabilities for cash-settled plans
	December 31,
	2014	2013
Total fair value liability for cash-settled plans	123	153
Total intrinsic liability for cash-settled plans	83	119

At December 31, 2014, unrecognized compensation expense for unvested awards was $28-million. During 2014, we settled $70-million of awards in cash.

VALUATION MODELS

We determine the fair value of TSARs and SARs using a Black-Scholes model and the fair value of PSUs using a Monte Carlo simulation model. We estimate expected annual volatility taking into consideration historic share price volatility.

Valuation model inputs
	December 31,
	2014	2013
Grant price (U.S. dollars)	81.24	67.82
Share price (U.S. dollars)	94.72	91.48
Expected annual volatility (%)	33.57	35.62
Risk-free interest rate (%)	1.48	1.55
Expected annual dividend yield (%)	3.29	3.28
Expected life (years)	6	5
Forfeiture rate (%)	4.04	—

116    AGRIUM 2014 ANNUAL REPORT

21.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A)     FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. Annually, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigating factors to reduce these risks. The Board sets upper limits on the time periods and transactional and balance sheet exposures that management can manage. Our Corporate Financial Risk Committee reviews risk management policies and procedures annually, and monitors compliance with these limits and associated exposure management activity. We manage risk in accordance with our Global Exposure Management Policy. The objective of the policy is to reduce volatility in cash flows and earnings. We hold all derivative financial instruments for risk management purposes only. Risks that we manage include:

Item	Affected by	Risk management policies
Sales	Product prices and foreign currency exchange rates	Foreign currency forward and swap contracts

Cost of product sold – natural gas and power	Prices of natural gas and power	Natural gas forward, swap and option contracts; power swap contracts

Cost of product sold – product purchased for resale	Prices of nutrients purchased for resale	Nutrient swaps and fixed price product purchase commitments

Selling, general and administrative, and other expenses denominated in local currencies	Foreign currency exchange rates	Foreign currency forward and swap contracts

Capital expenditures	Foreign currency exchange rates	Foreign currency forward and swap contracts

Interest expense	USD, EUR and AUD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk – currency risk	USD balances in Canadian, Australian, European and South American subsidiaries; foreign currencies held in U.S. dollar-denominated subsidiaries	Foreign currency forward and swap contracts to manage risk for up to three years

Market risk – commodity price risk (natural gas, power and nutrient price risk)	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts; power swap contracts to manage power price risk for up to five years; nutrient swap contracts

Market risk – interest rate risk Floating: short-term debt, floating rate long-term debt, cash and cash equivalents Fixed: long-term debt	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years; cash management policies

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies; master netting arrangements; counterparty credit policies and limits; arrangements with financial institutions

Liquidity risk	Fluctuations in cash flows	Preparing and monitoring detailed forecasts of cash flows; cash management policies; uncommitted, multiple-year credit facilities

AGRIUM 2014 ANNUAL REPORT    117

B)     MARKET RISK – CURRENCY RISK

Foreign exchange derivative financial instruments outstanding
	December 31,
	2014			2013
Sell/Buy (notional amounts in millions of U.S. dollars)	Notional	Maturities	Fair value of assets (liabilities)	Notional	Maturities	Fair value of assets (liabilities)
Not designated as hedges
Forwards
CAD/USD	1,675	2015	31	350	2014	1
USD/AUD	33	2015	(3)	33	2014	(1)
AUD/USD	12	2015	—	—	—	—
Swaps
USD/AUD	26	2015	(1)	24	2014	(1)
AUD/USD	21	2015	2	—	—	—
			29			(1)

We determine the functional currency of our subsidiaries in reference to the primary economic environment in which the entity operates. We are exposed to currency risk from financial instruments denominated in currencies other than the functional currency of an operation. The majority of this currency risk arises from U.S. denominated debt residing in our Canadian subsidiaries. Translation of these financial instruments into the subsidiaries’ functional currency impacts our earnings. We manage this exposure by entering into foreign currency forward contracts. Although the derivatives have not been designated in hedging relationships, they offset substantially all of the earnings impact from the translation of the underlying financial instruments that could occur from a reasonably possible strengthening or weakening of the U.S. dollar.

118    AGRIUM 2014 ANNUAL REPORT

C)     MARKET RISK – COMMODITY PRICE RISK

Commodity price risk management and cash flow hedges

Natural gas is a significant component of our cost of product sold for nitrogen-based fertilizers. We use physical contracts and financial forward contracts to manage the risk of market fluctuations in natural gas prices and to reduce the variability of cash flows from our planned purchases of natural gas used in our fertilizer production facilities. Our Board of Directors has established limits on risk management activities, including the following:

Use of derivatives to hedge exposure to natural gas market prices risk
Term (gas year – 12 months ending October 31)	2015	2016	2017	2018
Maximum allowable (% of forecasted gas requirements)	75	75	25	25	(a)
Forecasted average monthly purchases (millions MMBtu)	—	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	—	25	25	17
(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

In 2014, we designated natural gas forward contracts as hedges of highly probable purchases of natural gas. The contracts settle in the months hedged, using AECO futures price indexes, which we use to determine fair value. The contracts are denominated in Canadian dollars for purchases of gas in Canadian dollars. At the inception of each designated forward contract, we prepare formal designation and documentation of the hedging relationship and our risk management objective and strategy for undertaking the hedge. For derivatives designated as hedges, we record the effective portion of changes in fair value to other comprehensive income. We record any ineffective portion to earnings.

The underlying risk of the forward contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of the natural gas forward contracts designated as hedges to other comprehensive income.

Natural gas derivative financial instruments outstanding
	December 31,
	2014				2013
(notional amounts in millions of MMBtu)	Notional	Maturities	Average contract price (USD per MMBtu)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (USD per MMBtu)	Fair value of assets (liabilities)
Not designated as hedges
NYMEX swaps	1	2015	4	(1)	—	—	—	—
AECO swaps	10	2015	3	(10)	8	2014	4	—
				(11)				—
Designated as hedges
AECO swaps	69	2015 – 2018	3	(25)	—	—	—	—
				(25)

Maturities of natural gas derivative contracts	Fair value
	2015	2016	2017	2018
Not designated as hedges	(11)	—	—	—
Designated as hedges	(3)	(12)	(6)	(4)

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Natural gas derivative financial instruments outstanding
	December 31,
	2014			2013
	Gross amount	Netting	Carrying amount	Gross amount	Netting	Carrying amount
Not designated as hedges
Accounts receivable	27	(27)	—	26	(26)	—
Accounts payable	(38)	27	(11)	(26)	26	—
	(11)	—	(11)	—	—	—
Designated as hedges
Accounts receivable	12	(12)	—	—	—	—
Other assets	193	(193)	—	—	—	—
Accounts payable	(15)	12	(3)	—	—	—
Other liabilities	(215)	193	(22)	—	—	—
	(25)	—	(25)	—	—	—
	(36)	—	(36)	—	—	—

Impact of change in fair value of natural gas derivative financial instruments
	December 31,
	2014	2013
A $10-million impact to net earnings requires movement in gas prices per MMBtu	1.23	1.87
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.19	—

D)     MARKET RISK – INTEREST RATE RISK

Impact of change in floating rate debt (basis points)	December 31,
2014
A $10-million decrease in net earnings requires an increase in interest rates	68
Sensitivity – Impact of change in fair value of debentures	December 31,
2014
Interest rate increase of 1%	(369)
Interest rate decrease of 1%	440

The weighted average effective interest rate on long-term debt at December 31, 2014, was 5 percent (December 31, 2013 – 5 percent).

E)     CREDIT RISK

Maximum exposure to credit risk
	December 31,
	2014	2013
Cash and cash equivalents	848	801
Accounts receivable	2,075	2,105
Other current assets	122	104
Other non-current assets	78	99
	3,123	3,109

120    AGRIUM 2014 ANNUAL REPORT

Trade accounts receivable – aging
	December 31,
	2014		2013
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Not past due	1,443	(9)	1,600	(30)
30 days or less	171	(6)	169	(5)
31 – 60 days	46	(4)	75	(4)
61 – 90 days	20	(3)	3	(2)
Greater than 90 days	169	(57)	101	(37)
	1,849	(79)	1,948	(78)

Trade accounts receivable – allowance for doubtful accounts
	2014	2013
Balance, beginning of year	78	72
Additions	19	9
Write-offs	(18)	(3)
Balance, end of year	79	78
Balance as a percentage of trade accounts receivable	4	4

Trade accounts receivable – risk concentration

We determine and monitor concentrations of credit risk using our aging analysis of trade receivables. Geographic and industry diversity also mitigates credit risk. Trade accounts receivable have significant concentrations of credit risk in the agriculture sector. Geographic diversity and crop insurance programs in Canada and the United States mitigate any concentration of risk. Our Wholesale business unit diversifies and mitigates risk concentration by selling to industrial customers outside the agriculture sector and by the use of letters of credit and credit insurance. We are closely monitoring the economic environment in Argentina and have taken measures to limit our exposure to that country. Our exposure to credit risk in the Eurozone is negligible. We do not expect any significant losses from trade accounts receivable other than the amounts classified as doubtful accounts, based on historical information about default rates and our analysis of current receivables. No revenues from transactions with a single external customer amount to 10 percent or more of our revenues.

We mitigate credit risk in accounts receivable in our Retail operations in Western Canada through an agency agreement with a Canadian financial institution whereby the financial institution provides credit to qualifying Agrium customers to assist in financing their crop input purchases. The agency agreement, which expires in 2018, results in customers having loans directly with the institution while Agrium has only a limited recourse involvement to the extent of an indemnification of the institution for 50 percent of its future bad debts to a maximum of 5 percent of the qualified customer loans. Outstanding customer credit with the financial institution was $524-million at December 31, 2014, which is not recognized in the consolidated balance sheet. Historical indemnification losses on this arrangement have been negligible and the average aging of the customer loans with the financial institution is current.

Derivatives and cash and cash equivalents – risk concentration

At December 31, 2014, all counterparties to derivative financial instruments have maintained an investment grade credit rating, and there is no indication that any counterparty will be unable to meet its obligations under derivative financial contracts or cash and cash equivalents. The carrying amount of financial assets represents the maximum credit exposure.

AGRIUM 2014 ANNUAL REPORT    121

F)     LIQUIDITY RISK

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments, including estimated interest payments. The amounts included for derivative financial instruments are subject to change as interest rates, exchange rates or commodity prices change.

December 31, 2014
	Carrying amount	Contractual cash flows	Less than one year	One to three years	Four to five years	More than five years
Short-term debt	1,527	1,527	1,527	—	—	—
Accounts payable	2,556	2,556	2,556	—	—	—
Current portion of long-term debt	11	11	11	—	—	—
Long-term debt	3,559	6,854	178	471	842	5,363
Other liabilities	17	17	—	17	—	—
Foreign exchange derivative contracts	4	4	4	—	—	—
Natural gas derivative contracts	36	36	14	18	4	—
	7,710	11,005	4,290	506	846	5,363

G)     NETTING ARRANGEMENTS

We enter into derivative transactions under master netting arrangements. Under these arrangements, we aggregate the amounts owed by each counterparty for all contracts outstanding in the same currency or commodity into a single net amount receivable or payable by us or our counterparty. If a default occurs, all outstanding transactions under the arrangement are terminated and the net termination value is receivable or payable for settlement purposes.

We record the carrying amounts of our foreign exchange derivative contracts on a gross basis; therefore the carrying amounts do not reflect amounts subject to enforceable master netting arrangements for our foreign exchange derivative contracts. The gross amounts netted are negligible.

We record the carrying amounts of our natural gas, power and nutrient derivative contracts held under master netting arrangements on a net basis, and we reflect the amounts subject to enforceable master netting arrangements in the carrying amount of the derivatives.

H)     GAIN (LOSS) ON DERIVATIVE FINANCIAL INSTRUMENTS INCLUDED IN EARNINGS

	2014	2013
Foreign exchange derivatives
Realized gain on foreign exchange derivative financial instruments	60	6
Unrealized gain (loss) on foreign exchange derivative financial instruments	32	(1)
	92	5
Commodity derivatives
Realized gain (loss) on commodity derivative financial instruments	18	(5)
Unrealized gain on commodity derivative financial instruments	—	16
	18	11
Net gain on derivative financial instruments	110	16

I)     FAIR VALUE HIERARCHY

We determine the fair value of financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. We estimate the fair value of financial instruments classified as Level 2 using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques based on industry-accepted third-party models, which make maximum use of market-based inputs. We classify fair value estimates that are not based on observable market data as Level 3. We consider a market active if quoted prices are readily and regularly available and based on actual and regularly occurring market transactions. For any significant Level 3 measurements, we employ a valuation team or retain valuation experts to calculate certain measurements, and we review any third-party information we utilize.

122    AGRIUM 2014 ANNUAL REPORT

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in the availability of observable market data. Changes in the availability of observable market data that may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2 and Level 3. We have not made any transfers between Level 1 and Level 2 fair value measurements in the reporting periods ended December 31, 2014, or December 31, 2013. We do not measure any of our financial instruments using Level 3 inputs.

Fair value measurement techniques and inputs for financial instruments measured using Level 2 inputs

Financial instrument	Measurement technique	Key inputs
Foreign exchange forward contracts, swaps and options	Discounted cash flow	Forward exchange rates, contract forward and interest rates, observable yield curves

Natural gas and power swaps	Market comparison	Current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates

Financial instruments measured at fair value on a recurring basis
	2014			2013
	Fair value		Carrying value	Fair value		Carrying value
	Level 1	Level 2		Level 1	Level 2
Cash and cash equivalents	—	848	848	—	801	801
Accounts receivable – derivatives	—	33	33	—	1	1
Other current financial assets – marketable securities (a)	24	70	94	14	90	104
Accounts payable – derivatives	—	18	18	—	2	2
Current portion of long-term debt (b)
Floating rate debt – amortized cost	—	11	11	—	58	58
Long-term debt (b)
Debentures – amortized cost	—	3,879	3,483	—	3,124	2,989
Fixed and floating rate debt – amortized cost	—	76	76	—	77	77
Other financial liabilities – derivatives	—	22	22	—	—	—
(a)	Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.
(b)	We determine the fair value of long-term debt based on comparable debt instruments with similar maturities to our debt, adjusted where necessary to our credit spread, based on information published by financial institutions. Carrying amount of floating rate debt approximates fair value.

22.  COMMITMENTS

OPERATING LEASES

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement.

Future minimum lease payments for operating leases
	December 31,
	2014	2013
Less than one year	281	262
One to five years	362	503
More than five years	64	97
	707	862

AGRIUM 2014 ANNUAL REPORT    123

OTHER COMMITMENTS

	2015	2016	2017	2018	2019
Operating
Long-term debt – interest	189	189	182	182	148
Cost of product sold
Natural gas and other (a)(b)	346	164	143	4	3
Power, sulfuric acid and other (c)(d)	217	193	150	140	41
Purchase commitments	93	11	5	4	—
Derivative financial instruments
Foreign exchange	4	—	—	—	—
Natural gas	14	12	6	4	—
	863	569	486	334	192
Capital (e)
Long-term debt – principal repayments	—	—	100	12	500
Asset retirement obligations	14	9	8	4	3
Environmental remediation liabilities	59	28	12	15	10
	73	37	120	31	513
	936	606	606	365	705
(a)	Our minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, are calculated using the prevailing NYMEX forward prices for U.S. facilities and AECO forward prices for Canadian facilities at December 31, 2014.
(b)	Commitments include our proportionate share of commitments of joint ventures. Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017. These three contracts account for approximately 76 percent of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 24 percent of the gas under these contracts.
(c)	We have a power co-generation agreement for our Carseland facility that expires on December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
(d)	Our phosphate rock supply agreement extends to 2020. Our minimum commitment is to purchase 800,000 tonnes in 2015 and 798,000 tonnes from 2016 to 2018, with subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending to 2018, with a total commitment of $126-million at December 31, 2014.
(e)	Future capital expenditures not included above are estimated at: (i) potash facility ramp-up project – $300-million to $400-million; (ii) Texas nitrogen expansion project – $265-million.

23.  CONTINGENT LIABILITIES

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses, and we expect our involvement in such matters to continue in the normal conduct of our business. We regularly assess the need for accounting recognition and/or disclosure of these matters. Our assessment considers the probability of adverse judgments and the range of possible losses. We base our assessment of the probable outcome on our judgment of a number of factors including similar past experience and history, precedents, relevant financial, scientific and other evidence of each matter, and opinions from corporate and outside counsel. We record accruals when occurrence is probable and the outcome is reasonably estimable. We may not be able to make a reliable estimate of losses or the range of possible losses when claims do not specify an amount of damages sought, when there are numerous plaintiffs or when a case is in its early stages. We will represent our interests vigorously in all of the proceedings in which we are involved.

Legal and administrative proceedings involving possible losses are inherently complex and we apply significant judgment in estimating probable outcomes. As a result, potential exists for adjustments to liabilities and material variance between actual costs and estimates.

Information on the amounts accrued for litigation, environmental remediation and asset retirement are disclosed in note 18. Our assessment of specific matters at the date of issuance of these financial statements is set out on the following page.

124    AGRIUM 2014 ANNUAL REPORT

A)     LITIGATION

Oil-for-Food Programme

As described in prior years, AWB Limited, a subsidiary we acquired in 2010, is a defendant, along with 92 other parties, in a lawsuit alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-for-Food Programme escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally. The court dismissed the lawsuit in 2013. In 2014, the dismissal was upheld on appeal and the court refused the plaintiff’s request to reconsider the dismissal. Plaintiffs have until March 2015 to seek leave to appeal the decision. Although we believe that the possibility of a material financial effect from this matter is remote, an adverse decision could have a material adverse effect on Agrium’s consolidated financial position and results of operations. We have not accrued a liability for damages for this matter.

B)     ENVIRONMENTAL CONTINGENCIES

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management – we are assessing and investigating some sites and remediating or monitoring others. We have established a provision for our estimated liabilities (see note 18). However, new information, including changes in regulations or results of investigations, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors including the method and extent of the remediation, as well as cost-sharing arrangements with other parties involved.

For the matters described below, at the date of issuance of these financial statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued. Reasons for this determination include complexity of the matters; early phase of most proceedings; lack of information on the nature and timing of future actions in the matters; dependency on the completion and findings of investigations and assessments; and the lack of specific information as to the nature, extent, timing and cost of future remediation. Until we have greater clarity as to our liability and the extent of our financial exposure, it is not practical to make a reliable estimate of the financial effect of these matters. As negotiations, discussions and assessments proceed, we may provide estimates. Events or factors that could alleviate our current inability to make reliable estimates include further identification of allegations or demands; completion of investigations; completion of remediation phases; a ruling by a court; or initiation of substantive settlement negotiations. An adverse result on final resolution of these matters could have a material adverse impact.

Idaho phosphate mining and processing sites

We are subject to investigations by U.S. federal and state agencies of existing and former phosphate mining and processing sites in Idaho. Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium, has been notified of potential violations of federal and state statutes. Nu-West is working co-operatively with federal and state agencies and, depending on the site, is in the investigation or risk assessment stage or has, for some sites, begun preliminary work under agreements with the agencies. Completion of investigations, risk assessments or preliminary work will enable Nu-West and the agencies to determine what, if any, remediation work will be required.

Manitoba mining properties

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly-owned Canadian subsidiary of Agrium. Viridian has retained certain liabilities associated with the Fox Mine Site, a closed mineral processing site near Lynn Lake, Manitoba. Viridian is currently treating water draining from the site to meet provincial downstream water quality standards. Viridian has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection. Concurrence and approval from the Province of a remedial design are expected within the next 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province.

AGRIUM 2014 ANNUAL REPORT    125

24.  CAPITAL MANAGEMENT

POLICIES AND OBJECTIVES IN MANAGING CAPITAL

Our objectives for managing capital are to (a) maintain a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk; (b) support an investment grade credit rating profile; (c) improve our return on capital employed by implementing working capital initiatives; and (d) maximize shareholder value.

We continually monitor the ratios outlined in the table below to manage our capital.

	December 31,
	2014	2013
Net-debt to net-debt-plus-equity (%) (a)	39	31
Interest coverage (multiple) (b)	13	13
Return on operating capital employed (%) (c)	10	15
Return on capital employed (%) (d)	7	11
Average non-cash working capital to sales (%) (e)	14	17
(a)	Net-debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity. For purposes of capital management, capital comprises debt and equity. We also monitor our debt-to-capital ratio, calculated as total debt divided by the sum of total debt and total equity. For the purposes of this ratio, total debt is defined as the sum of short-term debt, long-term debt, guarantees and letters of credit, net of cash and cash equivalents. This ratio is required to be less than or equal to 65 percent to satisfy certain debt covenants.
(b)	Interest coverage is the last 12 months’ EBITDA divided by finance costs, which includes finance costs related to long-term debt plus other finance costs.
(c)	Last 12 months’ earnings from continuing operations before finance costs and income taxes (“EBIT”) less income taxes at a tax rate of 27 percent (2013 – 27 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures, and other assets.
(d)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2013 – 27 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.
(e)	Rolling four quarter average non-cash working capital divided by sales.
(f)	Some measures included in this note are additional IFRS financial measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.

Our strategy in managing capital is to maintain our ratio of net-debt to net-debt-plus-equity in a target range of 35 percent to 45 percent, return on operating capital employed at a target of 12 percent and average non-cash working capital to sales of approximately 16 percent. To maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or issue or redeem debt. Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares. We have targeted paying annual dividends of 40 percent to 50 percent of free cash flow. We define free cash flow as cash provided by operating activities, less sustaining capital expenditures.

We maintain a base shelf prospectus, which permits issuance in Canada and the United States of common shares, debt and other securities up to $2.5-billion, less the offering price of securities issued between the 2014 filing date of the prospectus and May 2016. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets.

Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at December 31, 2014.

PURCHASES OF AGRIUM SHARES

During 2013, we purchased five million shares for total consideration of $498-million under our Normal Course Issuer Bid (“NCIB”). The NCIB expired on May 20, 2014 with no additional shares purchased for the year ended December 31, 2014.

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DIVIDENDS DECLARED AND PAID

Dividends
December 31,
	2014				2013
Declared		Paid to		Declared		Paid to
Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
February 21, 2014	0.75	April 17, 2014	108	February 22, 2013	0.50	April 18, 2013	75
May 7, 2014	0.75	July 17, 2014	108	April 9, 2013	0.50	July 18, 2013	74
August 7, 2014	0.75	October 16, 2014	107	August 8, 2013	0.75	October 17, 2013	110
December 11, 2014	0.78	January 21, 2015	112	December 12, 2013	0.75	January 16, 2014	108
	3.03		435		2.50		367

Dividends payable
	December 31,
		2014			2013
	Declared			Declared
	Prior fiscal year	Current fiscal year	Total	Prior fiscal year	Current fiscal year	Total
Balance, beginning of year	108	—	108	75	—	75
Declared	N/A	435	435	N/A	367	367
Paid in cash	(108)	(322)	(430)	(75)	(259)	(334)
Foreign currency remeasurement			(1)			—
Balance, end of year			112			108

25.  OPERATING SEGMENTS

Our operating segments, described in note 1, are defined by the organization and reporting structure through which we operate our business. We have not aggregated any operating segments in determining our reportable segments. Our chief operating decision maker (“CODM” – our senior leadership team, consisting of our CEO and all of our Executive Vice-Presidents and Senior Vice-Presidents) measures performance and allocates resources based on segment earnings before finance costs, interest income and income taxes. The CODM reviews internal reports reflecting the information included in the following tables on a regular basis. The reports reviewed by the CODM reflect operating information including sales, gross margins, and net earnings before finance costs, interest income and income taxes. On a regular basis, the CODM also reviews Retail sales by product line, but not Retail net earnings information by product line, reflecting how Retail aggregates expenses and net earnings in its accounting records and financial reports. The CODM does not regularly review (a) financial information aggregated on any other product line or geographic basis; (b) segment financing costs, income taxes or balance sheet information; or (c) unallocated Wholesale overhead costs. The CODM believes that this information is most relevant in evaluating the results of certain segments relative to other entities that operate in similar industries.

The accounting policies of segments are the same as the accounting policies described in note 26. We record sales between segments at prices equivalent to those charged to third parties. We eliminate such sales on consolidation. We continually monitor changes in facts and circumstances that could cause a change in the composition of our operating segments, as determined by the information regularly reviewed by the CODM. We report a non-operating segment, “Other”, for inter-segment eliminations and corporate functions.

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Segment operations
	2014	2013
Sales
Retail
North America	10,463	9,329
International	2,518	2,584
Total Retail	12,981	11,913
Wholesale
Nitrogen	1,482	1,724
Potash	391	564
Phosphate	701	654
Product purchased for resale	921	1,131
Ammonium sulfate, ESN and other	478	529
Total Wholesale	3,973	4,602
Other	(912)	(788)
	16,042	15,727
Inter-segment sales
Retail	14	17
Wholesale	898	771
	912	788
Earnings before income taxes
Retail
North America	723	940
International	91	(192)
Total Retail	814	748
Wholesale
Nitrogen	381	672
Potash	70	270
Phosphate	76	67
Product purchased for resale	25	9
Ammonium sulfate, ESN and other	103	124
	655	1,142
Unallocated expenses	102	97
Total Wholesale	553	1,045
Other	(207)	(163)
Earnings before finance costs and income taxes	1,160	1,630
Finance costs related to long-term debt	62	90
Other finance costs	70	66
Earnings before income taxes	1,028	1,474

	2014	2013
Sales
Retail
Crop nutrients	5,222	4,993
Crop protection products	4,613	4,204
Seed	1,481	1,258
Merchandise	871	612
Services and other	794	846
	12,981	11,913

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Entity-wide disclosures
	December 31,
	2014	2013
Total assets
Retail
North America	7,915	7,658
International	1,197	1,331
Total Retail	9,112	8,989
Wholesale
Nitrogen	1,916	1,391
Potash	3,666	2,645
Phosphate	734	621
Product purchased for resale	220	321
Ammonium sulfate, ESN and other	345	702
Total Wholesale	6,881	5,680
Other	1,115	1,106
Assets held for sale	—	202
	17,108	15,977
Investments in associates and joint ventures
Retail
North America	36	34
International	38	44
Total Retail	74	78
Wholesale
Nitrogen	498	557
Product purchased for resale	4	4
Total Wholesale	502	561
	576	639
Earnings (loss) from associates and joint ventures
Retail
North America	3	3
International	3	6
Total Retail	6	9
Wholesale
Nitrogen	17	60
Product purchased for resale	1	1
Ammonium sulfate, ESN and other	—	(1)
Total Wholesale	18	60
Other	(1)	(1)
	23	68

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	2014	2013
Additions to non-current assets (a)
Retail
North America	399	745
International	32	51
Total Retail	431	796
Wholesale
Nitrogen	506	298
Potash	1,356	1,213
Phosphate	26	113
Product purchased for resale	—	2
Ammonium sulfate, ESN and other	19	40
Total Wholesale	1,907	1,666
Other	5	13
	2,343	2,475
(a)	Includes property, plant and equipment, intangibles and goodwill.

Significant non-cash items
	2014		2013
	Depreciation and amortization	Share-based payments expense	Depreciation and amortization	Share-based payments recovery	Purchase gain	Goodwill impairment
Retail
North America	257	—	202	—	(257)	—
International	48	—	36	—	—	220
Total Retail	305	—	238	—	(257)	220
Wholesale
Nitrogen	86	—	77	—	—	—
Potash	65	—	50	—	—	—
Phosphate	52	—	53	—	—	—
Product purchased for resale	1	—	1	—	—	—
Ammonium sulfate, ESN and other	19	—	19	—	—	—
	223	—	200	—	—	—
Unallocated expenses	7	—	17	—	—	—
Total Wholesale	230	—	217	—	—	—
Other	15	50	17	(7)	—	—
	550	50	472	(7)	(257)	220

Key data by geographic region
	2014		2013
	Sales (a)	Non-current assets (b)	Sales (a)	Non-current assets (b)
Canada	3,227	4,689	2,119	3,738
United States	9,702	4,017	10,181	3,574
Europe	584	34	809	40
South America	406	278	441	331
Australia	2,095	281	2,075	345
Other	28	267	102	292
	16,042	9,566	15,727	8,320
(a)	Sales by location of third-party customers.
(b)	Excludes financial instruments and deferred tax assets.

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26.  ACCOUNTING POLICIES, JUDGMENTS, ASSUMPTIONS AND ESTIMATES

IFRS requires us to describe accounting policies that we use that are relevant to an understanding of our financial statements if we have selected the policies from alternatives allowed under IFRS. Without repeating or restating the actual text of the accounting standards, we have disclosed polices if disclosure would assist users in understanding how we reflect transactions and other events and conditions in our financial statements.

In addition, IFRS requires us to describe a) judgments that we have made in the process of applying our accounting and b) information about the assumptions and estimates we make in applying our accounting policies.

A)	ACCOUNTING POLICY CHOICES REQUIRING JUDGMENTS THAT HAVE THE MOST SIGNIFICANT EFFECT ON THE AMOUNTS RECOGNIZED IN THE FINANCIAL STATEMENTS

Financial statement area	Accounting policy judgment	Judgment factors

Long-lived assets (IAS 16, IAS 36, IAS 38)

For property, plant and equipment and finite-lived intangible assets, we review for indicators of impairment at each reporting period. We perform this review at the CGU level. A CGU may be a single asset or a group of assets if we cannot identify independent cash flows from an asset. If indicators of impairment of a CGU exist, we will calculate its recoverable amount.

We perform an impairment test of goodwill and indefinite-lived intangibles in the fourth quarter annually or earlier if indicators of impairment exist. We allocate goodwill to CGU groups based on the level at which goodwill is monitored internally by management. This level does not exceed the level of our operating segments before aggregation.

We determine CGUs based on geographic regions, economic and commercial influences, product lines, extent of shared infrastructure and interdependence of cash flows. We grouped (a) Wholesale assets by product lines because of differing production processes and inputs for each nutrient; and (b) Retail assets by geographic regions based on customers, products and distribution methods.

We have allocated substantially all of the carrying amount of goodwill to two groups of CGUs within the Retail business unit: Retail – North America and Retail – Australia.

Foreign currency (IAS 21)	The functional currency of our operations is generally the local currency. Our presentation currency for the consolidated financial statements is the U.S. dollar.	In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions, rather than focusing on the currency in which transactions are denominated. We also make judgments about whether an entity may have multiple branches with different functional currencies.

Provisions (IAS 37)	We distinguish between provisions and contingent liabilities based on the probability of an outflow of resources embodying economic benefits and the availability of information to make a sufficiently reliable estimate. We make judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits for a liability of uncertain timing or amount is probable, not probable, or remote. These judgments determine whether we recognize or disclose an amount in the financial statements.	We consider all available information relevant to each specific matter. In 2014, we continued to review our litigation, asset retirement and environmental remediation provisions and determined that our current provisions are our best estimate of future outflows. Accordingly, we did not make any significant changes to our existing provisions.

Deferred income tax assets (IAS 12)

We recognize deferred tax assets only to the extent we consider it probable that we will recover those assets. Our recognition of deferred tax assets affects the amount of our tax provision.

We review the carrying amount of deferred tax assets at each reporting date to assess whether it remains probable that sufficient taxable earnings will be available to allow us to utilize all or part of the deferred tax asset.

We make judgments about when deferred tax assets are likely to reverse and assumptions as to whether or not there will be sufficient taxable earnings available to offset the tax assets when they do reverse. In determining whether to establish a valuation allowance against a deferred tax asset, we perform a continual evaluation of all positive and negative evidence. Our evaluation includes the magnitude and duration of past losses, current profitability and whether profitability is sustainable, and our earnings forecast.

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B)     ASSUMPTIONS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

In preparing financial statements, we also make assumptions and estimates. We base our assumptions and estimates on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, we cannot determine future events and their effects with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. We have provided sensitivity analysis elsewhere in the notes to these financial statements in instances where it is relevant to understanding management’s assumptions about the future. Sensitivity analysis presents the impact of reasonably possible changes to one assumption while holding other assumptions constant. Accordingly, such analysis provides only an approximation of the sensitivity to the individual assumptions shown and does not reflect the full impact on our financial position and results of operations.

We consider estimates made in recording inventory provisions, rebates, impairment of goodwill and indefinite lived intangible assets, income taxes, share-based compensation, and business combinations to be critical accounting estimates that require our most difficult, subjective, and complex assumptions. In addition to these critical estimates, we have described other estimates and assumptions that accompany our accounting policy choices to assist users in understanding how we record transactions in the financial statements.

Financial statement area	Accounting policy	Assumptions and estimation uncertainty

Business combinations (IFRS 3)	We recognize the consideration transferred, assets acquired and liabilities assumed at their acquisition date fair values, recognizing any goodwill acquired or a gain on a purchase, and any non-controlling interest in the acquired business. For each business combination, we elect to measure the non-controlling interest in the acquired entity either at fair value or at the proportionate share of the acquiree’s identifiable net assets.	Our purchase price allocation process involves uncertainty as we make assumptions to identify tangible and intangible assets acquired, liabilities assumed, and their fair values. To determine fair values, we use quoted market prices or widely accepted valuation techniques. These include discounted cash flow analyses and market multiple analyses, based on assumptions about economic conditions, interest rates, industry economic factors, business strategies, and risks specific to the acquired asset or liability.

Rebates (IAS 2)

We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of product as we sell inventory. We offset rebates based on sales volume to cost of product sold if we have earned the rebate based on sales volume of products.

We accrue rebates that are probable and that we can reasonably estimate. We accrue rebates that are not probable or estimable when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.

We record accruals for some rebates by estimating the point at which we will have completed our performance under an agreement. Due to the complexity and diversity of individual vendor agreements, we analyze and review historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes to determine accruals. Estimated amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.

Inventories (IAS 2)

We measure inventories at the lower of cost and net realizable value.

Wholesale inventories consist primarily of crop nutrients, operating supplies and raw materials, including both direct and indirect production and purchase costs, depreciation and amortization of assets employed directly in production, and freight to transport product to storage facilities. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance, and other supplies.

Retail inventories consist primarily of crop nutrients, crop protection products, seed and merchandise and include the cost of delivery to move the product to storage facilities.

Calculating the net realizable value of inventories requires estimates and assumptions about a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

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Financial statement area	Accounting policy	Assumptions and estimation uncertainty

Impairment of goodwill and indefinite lived intangible assets (IAS 36)

For each CGU group to which we have allocated goodwill, we carry out an impairment test by calculating the recoverable amount. The recoverable amount is the greater of FVLCD or value in use (“VIU”).

In assessing FVLCD, we are not required to use a specific approach. For some calculations, we may use an income approach with a discounted cash flow technique. For other calculations, we may use a market approach based on prices and other information generated by market transactions. We deduct the incremental cost of disposing the asset in determining FVLCD.

In assessing VIU, we discount the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

We make assumptions underlying projected cash flows used in our impairment test based on our annual five-year plan, which contains information on sales (based on external and internal forecasts), assumed production levels and costs, product pricing, capital expenditures and allocation of corporate costs. Various factors could affect the estimated recoverable amount of a CGU, including changes in market conditions such as crop nutrient prices, climate, planted acreage and global production capacity additions, interest rates, inflation rates, growth rates, foreign currency exchange rates, tariffs, costs and capital expenditures. We base the long-term future growth rate that we use to estimate terminal value on past performance and management’s expectations of market development. Where necessary, we adjust the above to reflect assumptions that independent market participants would apply under the FVLCD approach.

Property, plant and equipment (IAS 16, IAS 23, IAS 36, IAS 37)

We present property, plant and equipment at cost net of accumulated depreciation and accumulated impairment losses. We capitalize components requiring replacement at regular intervals, major inspections and overhauls, spare parts used in connection with specific equipment and standby equipment. We capitalize such costs if they meet the asset recognition criteria of IAS 16 and the asset has an estimated useful life of greater than one year. We depreciate each component over the lesser of its estimated useful life or the remaining period until the next replacement or major inspection or overhaul. If the construction or preparation for use of property, plant or equipment extends over a period of longer than 12 months, we capitalize borrowing costs up to the date of completion as part of the cost of acquisition or construction.

We move an asset from the construction phase to the production phase and begin depreciation when the asset is available for use in the manner intended by management.

We depreciate property, plant and equipment on a straight-line basis using the following estimated useful lives, which we reassess annually:
		Buildings and improvements	3 – 55 years
		Machinery and equipment	1 – 55 years
		Other	2 – 45 years

We make assumptions about the use of an asset based on the level of capital expenditures compared to construction cost estimates; completion of a reasonable period of testing of the asset; ability to produce product in saleable form within specifications; and ability to sustain ongoing production.

During 2014, we reassessed the useful lives of property, plant and equipment in our Retail business unit based on observations of the rate of consumption through its existing use. Current and expected reduction in depreciation expense is 2014 – $22-million, 2015 – $73-million, 2016 – $38-million, and 2017 – $16-million.

Intangible assets other than goodwill (IAS 38)	We initially measure finite-lived intangible assets at cost and amortize them over their estimated useful lives, except for intangible assets with indefinite useful lives. We capitalize costs for internally generated intangible assets when costs meet criteria for feasibility. We expense research or development expenditures that do not meet the capitalization criteria.	We amortize finite-lived intangible assets on a straight-line basis using the following estimated useful lives, which we reassess annually:
		Trade names	5 – 10 years
		Customer relationships	5 – 10 years
		Technology	3 – 7 years
		Other	5 – 20 years

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Financial statement area	Accounting policy	Assumptions and estimation uncertainty

Revenue recognition (IAS 18)

We recognize revenue when we meet the requirements of IAS 18. For the sale of goods, risks and rewards of ownership pass to our customers based on the contractual terms of the arrangement. In most cases, the terms of the arrangement are such that risks and rewards transfer when product is:

•    Picked up by the customer;

•    Delivered to the destination specified by our customer;

•    Delivered to the vessel on which the product will be shipped; or

•    Delivered to the destination port.

We recognize revenue for services when the service is complete. We deduct provisions for returns, trade discounts, and rebates from revenue. We recognize interest income using the effective interest method.

We make various estimates to recognize revenue, including our ability to collect consideration for a sale, the impact of estimated customer sales returns and some customer incentive programs, whether we are acting as an agent or principal in a sale, and whether a service is complete. We make estimates based on historical and forecasted data, contractual terms and current conditions. Because of the nature of our sales of goods and services, any single estimate would have only a negligible impact on revenue recognition.

Assets held for sale and discontinued operations (IFRS 5)	We measure assets held for sale at the lower of their carrying amount and FVLCD. We have disclosed information about discontinued operations in note 3.	For assets held for sale, we make estimates of the value of the asset and when we will complete the sale. We estimate FVLCD using assumptions an independent market participant would use about the future cash flows of the asset and its eventual disposal. Assumptions include production or sales volumes, sales prices and discount rates.

Income taxes (IAS 12)

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

We recognize a tax benefit or liability for an uncertain tax position when our best estimate is that the position is more likely than not to be sustained on examination, based on a qualitative assessment of all relevant factors.

We make assumptions to estimate the exposures associated with our various filing positions. We recognize a provision when it becomes probable that we will incur additional tax liabilities for such exposures. Changes in tax law, the level and geographic mix of earnings and the results of tax audits also affect our effective income tax rate.

Determining tax provisions requires that we make assumptions about the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

Employee future benefits (IAS 19)	We establish a liability when an employee has provided service in return for benefits that we expect to pay in the future. For defined benefit pension plans, we recognize a defined benefit obligation, based on actuarial assumptions, net of the fair value of plan assets.	We use actuarial assumptions to determine the obligations for employee future benefits at each reporting period. These assumptions include the discount rate, expected long-term rate of return on assets, rate of increase in compensation levels, mortality rates, and health care cost trend rates. We have provided detailed information on the assumptions used in note 17.

Leases (IAS 17, IFRIC 4)	An arrangement may be or contain a lease according to the substance of the arrangement. This is the case if the arrangement is dependent on the use of an asset or conveys a right to use an asset, even if not explicitly stated.	Leasing arrangements primarily relate to railcars and other rolling stock, which we have classified as operating leases. In making this determination, we primarily considered that the lease term does not constitute a major part of the asset’s economic life, that ownership does not transfer to us at the end of the lease term, and that the present value of minimum lease payments does not represent a significant portion of the fair value of the asset at the inception of the lease.

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Financial statement area	Accounting policy	Assumptions and estimation uncertainty

Provisions (IAS 37)

Our most significant provisions relate to litigation, asset retirement and environmental remediation provisions.

We measure provisions (liabilities of uncertain timing or amount) at the best estimate of the expenditure required to settle the liability. We take risks and uncertainties into account when measuring a provision. We discount a provision to its present value using a pre-tax, risk-free discount rate. We do not recognize contingent liabilities (obligations that we cannot measure with sufficient reliability or obligations for which it is not probable that an outflow of resources will be required to settle the obligation). We have described policy choices applying to provisions and contingent liabilities in notes 18 and 23.

In estimating the outcome of litigation, we make assumptions including experience with similar matters, past history, precedents, evidence and facts specific to the matter. These assumptions determine whether we require a provision or disclosure in the financial statements.

In determining provisions for asset retirement and environmental remediation, we assess factors such as the extent of contamination, the nature and timing of the work we are obligated to perform or pay for, changes to environmental laws and regulations, and whether we will share any of the costs with third parties.

Share-based compensation (IFRS 2)	We recognize share-based payment transactions when we obtain services from an employee. We expect to settle our share-based compensation plans in cash. We measure share-based compensation at the fair value of the liability, and remeasure liabilities at the end of each reporting period and at the date of settlement. We have described our policy choices applying to our plans in note 20.	In valuing share-based payment transactions and liabilities, we make assumptions about the future volatility of our share price, expected dividend yield, future employee turnover rates, future employee stock option exercise behavior and corporate performance. Such estimates and assumptions are inherently uncertain.

Financial instruments (IFRS 9)	Refer to section c) below for a full description of our accounting policy, newly adopted in 2014.	Refer to note 21 for significant assumptions and estimates.

C)     IMPACT OF ADOPTION OF IFRS 9 (2013)

On adoption of IFRS 9, in accordance with its transitional provisions, we have not restated prior periods but have classified the financial assets that we held at January 1, 2014, retrospectively based on the new classification requirements and the characteristics of each financial instrument at the transition date. Adoption of IFRS 9 resulted in balance sheet reclassifications without impact to earnings.

Accounting policy changes adopted under IFRS 9 Financial Instruments

We classify and measure financial assets on initial recognition as described below.

Characteristics of financial instrument	Category on initial recognition

If the objective of our business model for the instrument or group of instruments is to:	Amortized cost

— Hold the asset to collect the contractual cash flows; and

— The contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest.

All financial instruments not at amortized cost	Fair value

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	Fair value through profit or loss (“FVTPL”)	Fair value through other comprehensive income (“FVTOCI”)	Financial assets and liabilities at amortized cost (“AC”)
Instrument type	Debt, equity or derivative	Equity	Debt
Measurement	Fair value	Fair value	Amortized cost (c)
Fair value gains	Profit or loss	Other comprehensive income (a)(b)	—
and losses
Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate
Impairment	Profit or loss (assets)	Other comprehensive income (b)	Profit or loss (assets)
Foreign exchange	Profit or loss	Other comprehensive income (b)	Profit or loss
Transaction costs	Profit or loss	Included in cost of instrument	Included in cost of instrument
(a)	For equity investments not held for trading, we may make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. We did not make any such elections.
(b)	If we elect to present unrealized and realized fair value gains and losses on equity investments in other comprehensive income, there is no subsequent recycling of fair value gains and losses to profit or loss. We would recognize dividends from such investments in profit or loss as long as they represent a return on investment.
(c)	We may make an election under certain circumstances to irrevocably designate a financial asset or financial liability as measured at fair value. We did not make any such elections.

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. Because we have not chosen the option of designating any financial liabilities at fair value through profit or loss and we do not have embedded derivatives, the adoption of IFRS 9 (2010) did not impact our accounting policies for financial liabilities or derivative financial instruments.

We recognize purchases and sales of financial assets on the trade date, which is the date on which we commit to purchase or sell the asset. We derecognize financial assets when the rights to receive cash flows from the investments have expired or we have transferred them, and we have transferred substantially all risks and rewards of ownership. We recognize derivative contracts with physical delivery that meet certain conditions on the settlement date.

Classification of financial instruments

Financial instrument	Category under IAS 39	Category under IFRS 9
Financial assets
Cash and cash equivalents (a)	FVTPL	AC
Accounts receivable – trade (a)	L&R	AC
Accounts receivable – derivatives	FVTPL	FVTPL
Other financial assets – marketable securities (b)	AFS	FVTPL
Other financial assets – receivables	L&R	AC
Other financial assets – investments (c)	AFS	AC
Other financial assets – derivatives	FVTPL	FVTPL
Financial liabilities
Short-term debt (a)	AC	AC
Accounts payable – trade (a)	AC	AC
Accounts payable – derivatives	FVTPL	FVTPL
Long-term debt	AC	AC
Other financial liabilities	AC	AC
Other financial liabilities – derivatives	FVTPL	FVTPL
(a)	Carrying amount approximates fair value due to the short-term nature of the instruments.
(b)	We reclassified marketable securities of $104-million classified as current assets available for sale at January 1, 2014, to fair value through profit or loss ($95-million) and amortized cost ($9-million) without any fair value gain or loss on reclassification. We transferred net accumulated fair value losses of $8-million on these securities classified as available for sale at January 1, 2014, to retained earnings.
(c)	We reclassified investments of $12-million classified as non-current assets available for sale at January 1, 2014, to amortized cost without any gain or loss on reclassification.

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D)     OTHER RECENT ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board has issued the following accounting pronouncements, which either have been adopted, or will be adopted in the future, and which could have a material impact.

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption	Impact

New	IFRS 15	Revenue from Contracts with Customers establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard provides specific guidance on identifying separate performance obligations in the contract and allocating the transaction price to the separate performance obligations.	Agrium expects to adopt for annual periods beginning on or after January 1, 2017.	We are currently evaluating the impact.

Amended	IFRS 11	Joint Arrangements clarifies that when an entity acquires an interest in a joint operation that meets the definition of a business, it should be accounted for under IFRS 3 Business Combinations.	Amendments adopted January 1, 2015.	There will be no material impact on adoption.

Amended	IAS 32	Offsetting Financial Assets and Liabilities (a) clarifies requirements for the right to set-off for rights that are contingent, and enforceability in default, insolvency or bankruptcy of all parties to a liability and (b) clarifies provisions on net settlement.	Amendments adopted January 1, 2014.	There has been no material impact on adoption.

New	IFRIC 21	Levies establishes guidance on accounting for levies imposed by governments.	Adopted January 1, 2014, retrospectively.	There has been no material impact on adoption.

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